EDGAR Submission Header Summary

Submission Type	**DEF 14A**
Live File	**on**
Return Copy	**on**
Submission Contact	**Jennifer C. Ackart**
Submission Contact Phone Number	**727-567-4303**
Exchange	**NONE**
Confirming Copy	**off**
Filer CIK	**0000720005**
Filer CCC	**xxxxxxxx**
Period of Report	**01/15/10**
Inv. Company Or Bus. Company	**off**
Notify via Filing website Only	**off**
Emails	**lisa.wiliford@raymondjames.com**
	jennifer.ackart@raymondjames.com
	doug.krueger@raymondjames.com
	stephanie.mailhot@raymondjames.com
	mike.badal@raymondjames.com
	lisa.williford@raymondjames.com

Documents

DEF 14A	**def14a.htm**	
	Def 14A proxy-associate script	
DEF 14A	**submissionpdf.pdf**	
	PDF	

Module and Segment References

SEC EDGAR XFDL Submission Header


```
<?xml version="1.0"?>
<XFDL version="5.0.0">
	<page sid="PAGE1">
		<combobox sid="SubTable_submissionType_"><value>DEF 14A</value></combobox>
		<radio sid="SubTable_live_"><value>on</value></radio>
		<check sid="SubFlag_returnCopyFlag_"><value>on</value></check>
		<field sid="SubContact_contactName_"><value>Jennifer C. Ackart</value></field>
		<field sid="SubContact_contactPhoneNumber_"><value>727-567-4303</value></field>
		<popup sid="SubSro_sroId_"><value>NONE</value></popup>
		<check sid="SubFlag_confirmingCopyFlag_"><value>off</value></check>
		<field sid="SubFiler_filerId_"><value>0000720005</value></field>
		<field sid="SubFiler_filerCcc_"><value>sjm2a$jw</value></field>

		<field sid="SubTable_periodOfReport_"><value>01/15/10</value></field>
		<check sid="SubInvCompany_isImCompany_"><value>off</value></check>
	</page>
	<page sid="PAGE2">
		<field sid="SubDocument_conformedName_"><value>def14a.htm</value></field>
		<combobox sid="SubDocument_conformedDocumentType_"><value>DEF 14A</value></combobox>
		<field sid="SubDocument_description_"><value>Def 14A proxy-associate script</value></field>
		<data sid="data1"><filename>def14a.htm</filename><mimedata /></data>
		<field sid="SubDocument_conformedName_1"><value>submissionpdf.pdf</value></field>
		<combobox sid="SubDocument_conformedDocumentType_1"><value>DEF 14A</value></combobox>
		<field sid="SubDocument_description_1"><value>PDF</value></field>
		<data sid="data2"><filename>submissionpdf.pdf</filename><mimedata /></data>
	</page>
	<page sid="PAGE3">
		<check sid="SubFlag_overrideInternetFlag_"><value>off</value></check>
		<field sid="SubInternet_internetAddress_"><value>lisa.wiliford@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_1"><value>jennifer.ackart@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_2"><value>doug.krueger@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_3"><value>stephanie.mailhot@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_4"><value>mike.badal@raymondjames.com</value></field>
		<field sid="SubInternet_internetAddress_5"><value>lisa.williford@raymondjames.com</value></field>
	</page>
</XFDL>
```

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the
Securities Exchange Act of 1934 (Amendment No. __)

Filed by the Registrant ☒
Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement

☐ **Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))**

☐ Definitive Proxy Statement

☒ Definitive Additional Materials

☐ Soliciting Material Pursuant to §240.14a-12

Raymond James Financial, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(4) and 0-11.

(1) Title of each class of securities to which transaction applies:

____

(2) Aggregate number of securities to which transaction applies:

____

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

____

(4) Proposed maximum aggregate value of transaction:

____

(5) Total fee paid:

____

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

____

(2) Form, Schedule or Registration Statement No.:

____

(3) Filing Party:

____

(4) Date Filed:

____

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

[The following is a script for the Company's supervisors to encourage employee shareholders to cast their votes]

The proxy materials for the February 18, 2010 Raymond James Financial, Inc. Annual Meeting of Shareholders are currently being distributed. As a result of a rule change by the New York Stock Exchange, brokers are no longer able to vote shares held in customer accounts for the election of our directors in the absence of instructions from their customers. Therefore, it is very important that you respond to the Company's proxy solicitation by making your choices known through one of the means available to you (mail, telephone or internet) as described in those materials. Please exercise your shareholder rights and cast your vote promptly.